White River Energy Corp

609 W/ Dickson St., Suite 102 G

Fayetteville, AR 72701

March 13, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re:	White River Energy Corp
Amendment No. 2 to Registration Statement on Form S-1
Filed February 17, 2023
File No. 333-268707

Ladies and Gentlemen:

This letter is submitted by White River Energy Corp (the “Company”) in response to the comment letter dated March 6, 2023 issued by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 2 to Registration Statement Form S-1 filed February 17, 2023. Amendment No. 3 is being filed simultaneously.

The Prospectus has been updated as appropriate to give effect to changes affecting the Company and the industry in which it operates. During the course of our review, we noted that certain share and warrant numbers needed to be modified to give effect to certain PIPE investors investing amounts which included different number of cents rather than whole dollars. Because the conversion price of the Series C Convertible Preferred Stock (the “Series C”) and the warrants and based upon an assumption that the conversion price will be $1.00, we have been required to make slight changes to the number of shares of common stock and warrants being registered. A new fee table is enclosed and the additional fee has been paid.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with the Company’s responses set forth immediately beneath such comment.

Amendment No. 2 to Registration Statement on Form S-1 filed February 17, 2023

Prospectus Summary

Planned Acquisition of a Broker-Dealer, page 1

1.	We note your revised disclosure in response to prior comment 1 indicates that your acquisition of a broker-dealer may result in a change of control. Please revise to discuss whether the acquisition and any related transactions will result in a change of control and the potential material consequences and implications of any such event for shareholders.

Response: We have revised the text relating to the acquisition of a broker-dealer on page 1 by making it clear that the change of control is of the broker-dealer and not of the Company.

Securities and Exchange Commission

Division of Corporation Finance

March 13, 2023

Risk Factors

We have significant ongoing capital requirements that could affect our operations if we are unable to generate sufficient cash..., page 7

2.	We note your response to prior comment 2. Please revise your disclosure to clarify that “vertically integrated” means that your exploration and drilling initiatives are primarily conducted in-house, other than (i) wire line services to obtain exploratory data, (ii) concrete procurement and installation at well sites, and (iii) seismic and geophysical service.

Response: We have modified the disclosure on page 7 in accordance with the Staff’s comment.

Pro Forma Financial Statements

Other Transaction Adjustments, page 33

3.	We note that you have revised your disclosures in response to prior comment 7 although plans concerning the conversion of the Series A preferred shares remain unclear. Please further expand your disclosure to include your expectation regarding the date these shares will be converted to common shares and a description of any uncertainties, as may include conditions or approvals that have not been met or received.

Response: The Company’s expectation regarding the conversion of the Series A preferred shares is that the shares will be converted promptly following the effectiveness of the registration statement. We have added this disclosure on page 33.

Management Adjustments, page 34

4.	We note that you have revised your disclosures under this section in response to prior comment 8, although have retained one management adjustment, although it is unclear how the item meets the criteria of representing the effect of synergies or dis-synergies of the acquisition, i.e. having conducted a reverse merger with a shell entity.

If you are able to demonstrate compliance in this regard, you would need to expand your disclosures on page 35 to include, for each period presented, reconciliations of pro forma earnings per share, giving effect to your management adjustment, to comply with Rule 11-02(a)(7)(ii)(A) of Regulation S-X. Otherwise, tell us how you considered the item relative to the guidance pertaining to autonomous entity adjustments, as described in Rule 11-02(a)(6)(ii) of Regulation S-X, and if you believe this would be an appropriate characterization, revise to follow the applicable presentation guidance.

If the item does not meet either criteria, you may retain a discussion of the arrangement though should remove the associated pro forma illustration.

Response: After further consideration, we have removed the one Management Adjustment and amended the disclosure as such on page 34.

Securities and Exchange Commission

Division of Corporation Finance

March 13, 2023

The Spin-Off, page 37

5.	We note your response to prior comment 9. Please expand your disclosure here and elsewhere to disclose that you currently do not anticipate entering into any agreements in connection with the spin-off. In addition, please include risk factor disclosure discussing potential risks related to the fact that you may not have any agreement governing the relationship and respective rights and obligation between you and White River after the spin-off.

Response: We have added disclosure on page 37 to the effect that because Ecoark Holdings, Inc. (“Ecoark”) is not providing any services to the Company, there is no reason for a transition services agreement. For the same reason, we do not believe there is any risk factor particularly since notwithstanding Ecoark’s recently publicly disclosed reverse merger transaction, its management has not changed. Further, Ecoark’s principal executive officers are also the principal executive officers of the Company and will be able to attend to matters such as causing the spin-off to occur, and we do not see the absence of a transition services agreement as imposing any meaningful risk.

Selling Stockholders, page 46

6.	We note your response to prior comment 10 and reissue it in part. Please revise the selling stockholder table to disclose the number of warrants owned by each selling stockholder prior to the offering and the number of warrants to be offered by each selling stockholder in the offering, or advise.

Response: In response to the Staff’s comment, we have revised the Selling Stockholder table to eliminate both columns that result in zeros and add a column for the number of warrants. The four columns now consist of the first column reflecting PIPE Securities consisting of common stock issuable upon conversion of the Series C and exercise of the warrants, the other columns reflect the breakdown of the components of the first column including the number of warrants as requested by the Staff.

Business

Key Developments, page 50

7.	We note that you provided incremental disclosures in response to prior comment 22 although you did not fully address the disclosure request. Please further expand your disclosures under Key Developments to include details responsive to the following points.

●	Describe the circumstances under which White River Holdings Corp. was acquired by Fortium Holdings Corp. on March 20, 2020, along with Shamrock Upstream Energy LLC, in exchange for $8 million; and the circumstances under which both entities were in turn, on the same date, sold by Fortium Holdings Corp., along its subsidiaries Banner Midstream Corp., Pinnacle Frac Transport LLC, and Capstone Equipment Leasing LLC, to Ecoark Holdings Corp., as reported on page F-6 of your Form 10-K for the fiscal year ended December 31, 2021.

Securities and Exchange Commission

Division of Corporation Finance

March 13, 2023

●	Describe the nature and extent of operations of White River Holdings Corp. when previously acquired and sold, the rationale for the March 2020 purchase by Fortium Holdings Corp., the nature of its activities while held by Ecoark Holdings Corp., its significance relative to the other subsidiaries in the earlier transaction, and the reasons that shares of Ecoark Holdings Corp. received in exchange were distributed to the former owners of Banner Midstream Corp.

Response: We have included a summary of these transactions in the Company Overview section on page 48 rather than the Key Developments section as we considered this a more appropriate location for this disclosure.

Properties

Oil and Natural Gas Reserves, page 58

8.	Your presentation on this page incudes a total of $4,849,323 that is labeled as both Standardized Measure of Discounted Future Net Cash Flows and PV-10. If your calculations of the standardized measure and PV-10 are the same, add a footnote to your presentation to clarify this and to explain why this is the case. Alternatively, if your calculations of the standardized measure and PV-10 are different, revise your presentation to include both values, together with a reconciliation and explanation of the reason for the difference between them. Note that this comment also applies to the presentation as of March 31, 2022 appearing on page 59.

Response: We have amended the charts on pages 57 and 58 to apply footnote (3) to the 10% annual discount for estimated timing of cash flows to correspond with that footnote and added footnote (4) to the total row which is Discounted Future Net Cash Flows. The figures have been updated to be consistent with the presentation on page F-22 and in accordance with ASC 932. The Discounted Future Net Cash Flows are now $3,545,472 and $5,701,791 for the years ended March 31, 2022 and 2021 and the Discounted Future Net Cash Flows are reflected at the 10% discount.

9.	The amounts presented as estimated future net cash flows, 10% annual discount for estimated timing of cash flows and standardized measure of discounted future net cash flows on page 58 do not appear to agree to corresponding amounts appearing on page F-22. Revise your presentation to resolve these discrepancies or to clearly explain the reasons for the differences. Note that this comment also applies to the presentation as of March 31, 2021 appearing on page 59.

Response: We have amended the charts on pages 57 and 58 to be consistent with the disclosure contained on page F-22 which had been updated to address prior comment 37.

Securities and Exchange Commission

Division of Corporation Finance

March 13, 2023

Drilling and Other Exploratory Activities, page 61

10.	We have read your response to prior comment 17 and note the additional disclosure on page 61 of Amendment No. 2 of two net productive wells drilled in FY2022 and three net productive wells drilled in FY 2021; however, these wells should be further categorized as either exploratory or development wells. We also note in your response to prior comment 36 that the Company incurred exploration costs in FY 2022 and development costs in FY 2021. Please revise your disclosure according to the requirements in Item 1205 of Regulation S-K.

Response: We have amended the disclosure on page 60 and F-21 to clarify that the drilling activity for both 2022 and 2021 were for development wells and there were no exploratory wells being drilled.

Productive Wells, page 61

11.	We note your response to prior comment 19 provided additional disclosure of your gross/net developed and undeveloped acreage, but the Well Category table on page 61 of Amendment No. 2 was not revised to provide a gross and net break-out of your productive oil and gas wells. Please expand this table according to the requirements in Item 1208 of Regulation S-K.

Response: We have amended the chart on page 60 to include a break-out of our productive oil and gas wells between gross and net. We had previously parenthetically presented net well information. It is now part of the chart.

12.	We have read your response to prior comment 21 and note the added statement on page 61 of Amendment No. 2 “All of the wells, with the exception of the plugged and abandoned wells and the inactive dry-hole well, are mechanically capable of producing.” Please expand this sentence to include wording which qualifies how the wells are capable of production, e.g. “with additional capital expenditures.”

Response: We have added wording to inform the readers of how the wells would be capable of production on page 60.

Description of Our Securities, page 84

13.	Please expand to discuss whether your exclusive forum provision applies to actions arising under the Exchange Act. In that regard, we note that Section 7(a) of your Articles of Incorporation and your disclosure on page 27 reflect that your exclusive forum provision excludes claims under the Exchange Act.

Response: We have clarified the discussion of the exclusive forum provisions both on pages 27 and page 84.

Securities and Exchange Commission

Division of Corporation Finance

March 13, 2023

Audit Opinion, page F-2

14.	We note that although you made substantive changes to the audited financial statement in response to prior comments, the audit opinion continues to be dated October 28, 2022, as in the prior amendment. You will need to obtain an audit of the restated financial statements or the corrections and file a corresponding updated or dual-dated audit opinion.

Response: We have included the updated audit opinion on page F-2.

Annual Financial Statements

Note 14 - Related Party Transactions, page F-19

15.	Please expand your disclosure to clarify the nature of the $13.2 million operating cash inflow from the parent that you report on F-6, including details as necessary to understand how your classification is consistent with the guidance in FASB ASC 230-10-45-16.

Response: We have added disclosure on page F-19 regarding the contributions of capital by Ecoark.

The Company’s former parent, Ecoark provided $13.2 million in cash inflows during the year ended March 31, 2021 for the purpose of operating activities and related development activities, which the Company believes are similar to trade payables rather than third party financing.

The intercompany transactions were eliminated in Ecoark financial statements.

The statement of cash flows guidance in ASC 230 is principles based and often requires judgments about classifying certain cash receipts and cash payments. The Company’s management has evaluated the nature of these transactions to determine the appropriate classification within the statement of cash flows.

The Company has also considered the guidance provided by the SEC staff’s views on Dealer Floor Plan Financing1. The SEC staff’s views suggest that amounts financed by affiliates are presented as operating activities, as opposed to financing activities if the loans were from third parties.

The Company’s former parent is deemed an affiliate and accordingly the inflows have been accounted for as operating activities.

1Remarks by Joel Levine, Associate Chief Accountant, Division of Corporation Finance; 2005 AICPA National Conference on Current SEC and PCAOB Developments.

16.	Please expand your disclosure stating that “Ecoark issued 1,789,041 shares of its common stock to the Company and assumed approximately $ 11,774,455 in debt and lease liabilities of the Company” to explain how the transaction was reflected in your financial statements, also to include the reasons for issuing the shares and to explain how you have accounted for the shares in subsequent periods.

Response: The transaction with Ecoark was the acquisition of White River Holdings Corp on March 27, 2020. Ecoark recorded this as a purchase under ASC 805. Part of the assets and liabilities acquired in this transaction were part of the reporting unit that was White River Holdings Corp. These balances are what comprised the historical financial statements of the Company.

Securities and Exchange Commission

Division of Corporation Finance

March 13, 2023

Since the transaction occurred prior to the year ended March 31, 2021, we have removed the disclosure from our footnote 14 on page F-19 as it does not pertain to either of the years the financial statements refer to.

Estimated Quantities of Proved Reserves (MBbl), page F-21

17.	We have read your response to prior comment 34 and reviewed the expanded table of Estimated Quantities of Net Proved Reserves – Proved Developed, Producing on page F-22 of Amendment No. 2. We note Production for both FY 2022 and FY 2021 are included as positive volumes. Please revise the table to include production as negative and to address any additional changes necessary to reconcile the year to year ending volumes.

Response: We have amended the chart on page F-22 to correct the signs and figures to reconcile the year to year ending volumes.

Results of Operations, page F-21

18.	We have read your response to prior comment 36 and reviewed the revised table of costs incurred on page F-22 of Amendment No. 2. Please further revise the table to include the appropriate units, e.g. $.

Response: We have added “$” in the chart to indicate the appropriate unit for the values reflected in the chart on page F-22.

Supplemental Information on Oil and Gas Producing Activities (Unaudited) Change in Standardized Measure of Discounted Future Net Cash Flows, page F-22

19.	The amounts included in the line item Revisions of Previous Quantity Estimates in your presentation of changes in standardized measure of discounted future net cash flows appear to reverse the entire prior year ending standardized measure. Note that this line item should reflect only the net change due to revisions in quantity estimates during the year, stated at prices used in estimating proved oil and gas reserves and year-end costs. See FASB ASC paragraph 932-235-50-35.

Response: We have amended the line items in the Change in Standardized Measure of Discounted Future Net Cash Flows on page F-22 to correct the figures previously presented, and the amounts are in compliance with ASC 932-235-50-35.

Securities and Exchange Commission

Division of Corporation Finance

March 13, 2023

Interim Financial Statements

Note 14 - Related Party Transactions, page F-48

20.	We note that you have revised your equity presentation in response to prior comments 39 and 40, although you now include disclosure on page F-48 stating that “all amounts due to Ecoark were exchanged for 1,200 Series A preferred shares and classified as a capital transaction with the adjustment to additional paid in capital as they were from a related party. The total reclassified to additional paid in capital was $28,953,510, effective with issuance of the 1,200 Series A.” We note similar disclosures on pages F-3, F-5, F-23 and F-25 stating that “...amounts due to Ecoark Holdings, Inc. were exchanged for the Series A Preferred shares”.

Please revise your disclosures to differentiate between the exchange that occurred in completing the reverse merger, and the revisions that were necessary to reclassify the intercompany accounts in the carve-out presentation in preparation for the spin-off, to resolve the apparent inconsistencies with the disclosures referenced above. Please also revise your annual and interim financial statements to include the error correction disclosures prescribed by FASB ASC 250-10-50-7, concerning the revisions that are reflected in the more recent financial statements, in contrast to the financial statements covering the same periods that were previously filed.

Response: We have revised our disclosure on pages F-3, F-5, F-23, F-25 and F-48 to differentiate between the exchange that occurred in completing the reverse merger, and the revisions that were necessary to reclassify the previous intercompany accounts in the carve-out presentation for the spin-off. We have expanded the disclosure on page F-33 in the interim condensed consolidated financial statements for December 31, 2022 to address which financial statement line items were affected by the reclassification. We have added this disclosure into the annual financial statements for the year ended March 31, 2022 on page F-12 as well.

To confirm, the reclassification had no impact on our statements of operations or earnings per share.

21.	We note that you continue to refer to the 1,200 Series A preferred shares as having a value of $30,000,000 on page 32, in a manner that is not consistent with having applied reverse merger accounting. Please revise this disclosure and any similar commentary elsewhere in the filing as necessary to clarify that the Series A shares are reflected in your historical financial statements in place of the equity instruments held by Ecoark Holdings, Inc. on a historical cost basis.

Also expand your disclosure to quantify the historical cost basis on the date of the merger and to describe the various intercompany accounts that you have reclassified in deriving that amount, including specifying any amounts that are deemed to have been permanently contributed by Ecoark Holdings, Inc.

Response: In the amended filing we have revised our disclosure to remove any references to the valuation of the Series A preferred shares to be consistent with having applied reverse merger accounting. In addition, on page F-48 we have added disclosure to clarify that the Series A shares are reflected in the Company’s historical financial statements in place of the equity instruments held by Ecoark Holdings, Inc. on a historical cost basis.

Securities and Exchange Commission

Division of Corporation Finance

March 13, 2023

Additionally, we have expanded our disclosure to quantify the historical cost basis on the date of the reverse merger and confirmed that the reclassification of previous intercompany advances between Ecoark Holdings, Inc. and White River Holdings are deemed to have been permanently contributed by Ecoark Holdings, Inc.

Exhibits

22.	Please file an executed version of Exhibit 5.1.

Response: We have filed an executed version of Exhibit 5.1 with Amendment No. 3 to the Registration Statement as requested.

General

23.	We note your reference on page ii to the Private Securities Litigation Reform Act of 1995. Please note that the safe harbors provided by the Private Securities Litigation Reform Act of 1995 are not available for issuers of penny stock. In that regard, we note you disclose on page 24 that your common stock is a “penny stock.” Please revise or advise.

Response: The reference to the Private Securities Litigation Reform Act of 1995 has been removed at page ii of the Prospectus.

24.	We note your response to prior comment 49, including revisions to your fee table. We further note that there still appear to be inconsistencies as between your prospectus, legal opinion, and fee table with regard to the total number of shares of common stock being registered, and the total number of shares of common stock issuable upon conversion of outstanding shares of the Company’s Series C Convertible Preferred Stock held by the Selling Stockholders. Please revise or advise.

Response: A new fee table has been added as indicated on page 1 of this response letter and the inconsistencies have been removed.

25.	We note your response to prior comment 51 states that you do not believe the exclusive forum provision in the securities purchase agreement filed as Exhibit 10.8 applies to claims under the Securities Act or the Exchange Act. Please revise your disclosure to explicitly state that this provision does not apply to actions arising under the Securities Act or Exchange Act.

Response: The change has been made at page 27 as requested by the Staff.

26.	We continue to assess your response to prior comment 53 and may have further comments.

Response: We acknowledge that this comment remains open.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael D. Harris, of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-644-2222, mharris@nasonyeager.com.

Sincerely,

White River Energy Corp

		By:	/s/ Jay Puchir
Jay Puchir, CEO

cc:	Michael Harris, Esq.